Exhibit 99.6

CERTIFICATE of Qualified Person

I, S. Mitchel Wasel, MAusIMM CP(Geo), do hereby certify as follows:

1.	I am Vice President, Exploration of Golden Star Resources Ltd. (“GSR”), 2nd Floor, 161 Brompton Road, Knightsbridge, London, SW3 1QP
2.	I am an author of “NI 43-101 Technical Report on the Wassa Gold Mine, Mineral Resource & Mineral Reserve Update and Preliminary Economic Assessment of the Southern Extension Zone, Western Region, Ghana” (Technical Report) dated March 1, 2021 and having an effective date of December 31, 2020.
3.	I have practiced my profession continuously since graduating from the University of Alberta with a Bachelor of Science degree (BSc) in Geology, in 1988. I have been employed by GSR since May 1993. During this time, I have been directly involved in annual resource estimations for over 10 of GSR’s gold deposits. I am Member of the Australasian Institute of Mining & Metallurgy and a Chartered Professional AusIMM (CP). My membership number is 209098 and I have been an active member since 2000.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
5.	I most recently inspected the Wassa Gold Mine in October 2020. I was on site from October 12, 2020 to October 22, 2020.
6.	I am directly responsible for Sections 7, 12 and 14 of the Technical Report.
7.	I am employed by GSR, thus I am not independent of the issuer.
8.	I have had involvement with the Wassa Gold Mine since the mine was acquired by GSR in 2001.
9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10.	I have read NI 43-101, Form 43-101F1, and the Technical Report. The Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
11.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 1st day of March, 2021.

“S. Mitchel Wasel”

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S. Mitchel Wasel, MAusIMM CP(Geo)